

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2007

<u>Via U.S. Mail and Facsimile</u>

Frank C. Ingriselli
President and Chief Executive Officer
Pacific Asia Petroleum, Inc.
250 East Hartsdale Ave.
Hartsdale, New York 10530

> **Re: Pacific Asia Petroleum, Inc.**
> **Form 10-SB**
> **Filed August 16, 2007**
> **File No. 0-52770**

Dear Mr. Ingriselli:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2. The Form 10-SB registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. Because this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

3. Update all disclosure throughout the document to provide current information. For example, provide the status of all material pending acquisitions. We also note references at page 8 to a study from 20 months ago which includes estimates for 2006.

4. Make clear the status of your current business and plan of operations. For example, revise to clarify your statement at page 8 that you are "engaged, and plan[] to engage, in" a number of different businesses. Also eliminate the excessive emphasis on the business conducted by third parties with whom you may or may not do business. For example, at page 10, you state that you are "currently negotiating an onshore oil production venture with MI Energy, a private oil and gas company in China that is currently producing more than $300 million in onshore China production."

5. Eliminate any suggestion that the reader must refer to other filings you make with the Commission, as you are not permitted to incorporate by reference that information in this context. For example, at page 2 you state that potential risks and uncertainties include "other risk factors detailed herein and in other of the Company's reports hereafter filed" with the Commission.

6. Provide us with supplemental copies of all documents and articles to which you refer, including the "various articles" you cite at page 6, highlighted to facilitate our review of the referenced portions.

7.   Your disclosure must be balanced and in proper context. Also, where you make subjective claims, provide us with objective supplemental support. Similarly, provide us with highlighted versions of all third party materials you use to support your claims. Include a detailed response to this comment which makes clear where each pertinent assertion, such as the examples we include in this comment, finds support in the supplemental materials you provide. The following are among the assertions that require support and are examples only. Please provide third party support for all such assertions, or revise the disclosure accordingly. We may have additional comments.

- "The Chinese government would like to expand gas use significantly, and the National Development and Reform Commission has set a goal of increasing gas's share of the market to 8%." (Page 6).

- "[O]ur management team is uniquely equipped to take advantage of the opportunities that exist in China today." (page 7).

- The contents of the feasibility study you cite at page 9.

- Proposed projects (page 11) "would complement our strategy of including early production, low risk opportunities in a balanced portfolio." Clarify and support the assertions regarding "low risk" and "balanced portfolio."

- The company's alleged strengths (page 11), which "include its ability to move quickly, its knowledge and access to significant energy executives and energy project deal-flow in the Asian marketplace, its ability to capitalize on relatively small opportunities which are bypassed by its large competitors, its ability to focus on economically efficient operations that may yield the best returns, and its experience in developing enhanced oil recovery projects – a problem that is plaguing the China energy industry." Support each element of this assertion.

- Your "management team is uniquely qualified to identify, acquire and exploit energy resources throughout Asia and the Pacific Rim countries." (Page 28).

Description of Business, page 2

General, page 2

8.   Ensure that you disclose at an appropriate place all material terms of each material agreement, such as the terms of your oil well contract with Chifeng Zhongtong Oil and Natural Gas Co., Ltd. Also make clear the arrangements you have with all third parties you mention, including with Beijing Jinrun Honda, which appears in the corporate structure diagram at page 4.

9.   You refer throughout your document to properties or interests that you may or may not acquire in the future. For example, you state that you are "negotiating the terms of a production sharing contract as well as preliminary documentation regarding the acquisition of several other prospective CBM and other gas opportunities in the Shanxi Province in which significant reserves of gas have been discovered." It is inappropriate to describe properties in which you do not have an interest at the present time. Please revise the document accordingly.

10.   It is also unclear from the referenced language whether there are proved reserves on the properties in question. You only may disclose proved reserves. Please revise.

11.   In that regard, we note the reference to the report by an "independent Chinese oil consultant" that you cite at page 9 as containing a number of conclusions, including "a very high potential for oil resources. The consultant estimates there is a total oil generating potential accumulation of 15.6 million tons (sic) with excellent geological conditions for petroleum." Similarly, you indicate at pages 9-10 that "While no reserves have been confirmed in our contract area, it is adjacent to areas that have significant gas discoveries. [We believe] this opportunity has high potential." You claim at page 10 that other projects you are negotiating "could offer to the Company the opportunity to exploit significant discovered gas reserves and resources, estimated by the Chinese government's national CBM company to be in excess of 1 trillion cubic feet of gas." Revise your document to eliminate inappropriate references to other than proved reserves and to ensure that your disclosure is balanced. We may have additional comments.

Subsidiaries and Joint Ventures, page 4

12.   We note you disclose that, in the third calendar quarter of 2006, you commenced operational activities in China and successfully drilled your first well in Inner Mongolia, which is currently producing under an exploration and development license issued by the relevant Chinese authorities. However, you state that you have not recognized any revenue and related depletion expense to date, due to uncertainty of realization of the revenue until a permanent production license is obtained.

        Please expand your disclosure about the oil being produced, including, but not limited to, quantity produced, quantity sold, amount of cash and revenue generated, who is accounting for the activities of the producing well, what your share of revenue and expense will be, and whether you will be entitled to retroactively recover and recognize your share of revenue and expense, once a permanent production license is obtained. Make similar revisions throughout your document where this is discussed, including page 9 and Note 1 on page 57.

Geophysical Services and Development Opportunities, page 10

13.   We note that there are differences between the Chinese and English versions of
        the SINOGEO Agreement. Explain why there are differences, and disclose any
        potential impact that could result from the differences. Ensure and confirm to us
        that all translations you file of documents drafted in Chinese accurately and
        precisely reflect the content of the original version. We may have additional
        comments.

Risk Factors, pages 13-27

14.   Eliminate language that mitigates the risk you address, including clauses that
        begin "Although" or "While." Similarly, rather than stating that you "cannot
        assure" or "give assurances" regarding a particular outcome, revise to state the
        risk plainly and directly.

15.   Ensure that each caption precisely discusses the risk described in the text of the
        risk factor as well as the potential harm. For example, revise the second risk
        factor caption to identify more precisely the risk and potential harm. Similarly
        revise the risk factor caption regarding hedging risks at page 20.

16.   The risk factor "[t]he market price of our stock may be adversely affected by
        market volatility" applies to any oil and gas exploration company. Make clear
        how each cited risk factor applies to your business in particular.

17.   We note your assertions regarding 2009 "positive net income" and remind you of
        the Commission's policy regarding projections, as set forth at Item 10(d) of
        Regulation S-B.

Plan of Operation, page 27

18.   You state that several members of your management team "developed and ran
        what we believe were some of the most successful energy ventures that were
        commercialized at Texaco." If you retain this assertion, provide us with
        supplemental support for it, and explain clearly the basis for this characterization.
        Similarly support your assertion at page 10 that on your "team [are] some of the
        world's premier CBM experts." We may have additional comments.

Liquidity and Capital Resources, pages 28-29

19.   Provide a more detailed discussion of liquidity and capital resources.   See
        Section IV of Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm.
        See also Section IIA1 of Release No. 33-8056, http://www.sec.gov/rules/other/33-
        8056.htm; Section IIIC of Release No. 33-6835,
        http://www.sec.gov/rules/interp/33-6835.htm.

20.   Given the composition of your assets, including more than $15,000,000 in
        marketable securities, advise us whether you have considered the potential
        applicability of the Investment Company Act.

Results of Operations, page 30

21.   Please revise to provide the reader with your perspective of the business and its
        results of operations. In this regard, the discussion under this heading should not
        merely recite financial statements in narrative form. Refer to Release No. 33-
        8350 at Section III.A.

Description of Properties, page 33

22.   Provide updated disclosure that includes all your material property interests.

Directors and Executive Officers, page 35

23.   Eliminate all gaps or ambiguities with regard to time in the five year business
        sketch for Mr. Tseng that Item 401 of Regulation S-B requires.

Executive Compensation, pages 39-42

Summary Compensation Table, pages 39-40

24.   We note the reference to consulting services in footnotes nine, ten, and eleven to
        the Summary Compensation Table. Please provide more detailed disclosure in
        these footnotes pursuant to Item 402(c)(7) of Regulation S-B.

Stock Option Plan, pages 41-42

25.   Please disclose information regarding the directors' rights to alter the plan
        without stockholder approval if there is a threatened or pending event that would
        result in a change in control. See Exhibit 10.1, Section 14(e), at pages 14-15.

Employment Contracts, page 42

26.   Make clear whether and how the CEO participates in the executive compensation
        process. Also clarify how the bonus levels for Messrs. Ingriselli and Groth were
        determined by the board based on "his performance." We may have additional
        comments.

27.   Please describe the executives' eligibility for long-term incentive compensation.
        See Exhibit 10.11, Section 4(b), at page 2 & Exhibit 10.12, Section 4(b), at pages
        1-2.

28.   Please describe the equity options that were granted to the executives at the commencement of their employment contracts including information about the number of options, the vesting of the options, and the acceleration rights of the options. See Exhibit 10.11, Section 4(c), at page 2 & Exhibit 10.12, Section 4(c), at page 2.

29.   We note that you disclose that the employment agreements prohibit the executives "from engaging in competitive activities during and following termination of their employment that would result in disclosure of the Company's confidential information." Please revise to include that these non-compete clauses are for a period of 24 months. See Exhibit 10.11, Section 6(c), at pages 7-8 & Exhibit 10.12, Section 6(c), at pages 7-8.

Registration Rights, page 45

30.   Update to eliminate the bracketed reference to the number of applicable registration statements. Also update the disclosure under Market Information to provide the price as of the date you file the amended Form 10-SB.

Equity Compensation Plan Information, pages 47-48

31.   Provide tabular headings consistent with the requirements of Item 201(d) of Regulation S-B.

Indemnification of Directors and Officers, pages 50-51

32.   We note that you state "[t]he Company's Bylaws also provide that the Company has the power to indemnify its directors, officers, employees and other agents to the maximum extent permitted by Delaware law." See Form 10-SB, Part II, Item 5, at page 50. However, in your company bylaws you state that "[t]o the fullest extent permitted by law, the Corporation *shall* indemnify and hold harmless any person who . . . is or was a Director or officer of the Corporation." See Exhibit 3.2, Article V, page 13 (emphasis added). You also state in your indemnification agreement that [t]he Certificate of Incorporation and Bylaws of the Company *require* the Company to indemnify and advance expenses to its directors and officers to the fullest extent permitted under Delaware law." See Exhibit 10.4, Recital D, page 1 (emphasis added). Please revise to provide accurate and consistent disclosure.

Financial Statements, page 51

33.   We note that you included unaudited interim financial statements for the six-month periods ended June 30, 2007 and 2006 in your filing. Please amend your filing to also include interim financial statements for the three-month periods ended June 30, 2007 and 2006, to comply with the requirements of Item 310(g) of Regulation S-B.

Condensed Statement of Stockholders' Equity (Deficiency), page 55

34.   Please revise your statement to show the effects of exchanging shares in your
        reverse merger on a retroactive basis. Share activity of the accounting acquirer in
        a reverse merger should be recast using the ratio of shares issued by the legal
        acquirer in the reverse merger over shares of the accounting acquirer that were
        outstanding immediately prior to the exchange, similar to a stock split.

        After recasting, all share activity immediately before the reverse merger
        transaction should sum to equal the number of shares issued by the accounting
        target. This should be followed by an entry showing the number of shares of the
        accounting target that were outstanding immediately before the event, along with
        the accounting target's net assets or liabilities received by the accounting
        acquirer. Revise your disclosures in Note 2 on page 58, as necessary, to conform
        to the share amounts represented in your presentation. Additionally, revise or
        explain why your cost of the acquisition of $127,706 was charged to expense in
        2007, as disclosed on page 58, instead of being charged directly to equity, as the
        net liabilities acquired.

        You may refer to the guidance in Section I.F of Division of Corporation Finance:
        Frequently Requested Accounting and Financial Reporting Interpretations and
        Guidance, located on our website at the following address:

                http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074

        Please note the reference on our website to guidance issued by the Emerging
        Issues Committee of the Canadian Institute of Chartered Accountants, which we
        believe is compatible with U.S. GAAP in this area, and is available in EIC 10.

Note 2 – Merger and Recapitalization, page 57

35.   We note you disclose that the pro forma effects on consolidated results of
        operations, as if the acquisition had occurred at the beginning of 2007 or 2006,
        were not material. Please provide us with a schedule illustrating the separate and
        resulting combined financial statements (i.e., balance sheet, statement of
        operations and related adjustments) for PEA, IMPCO and ADS, in connection
        with your reverse merger transaction. Your schedule should have separate
        columns for each entity, for adjustments and eliminations, and for total amounts.
        Include any additional explanations necessary for us to understand your
        adjustments.

Consolidated Statement of Operations, page 67

Consolidated Statement of Cash Flows, page 69

36.   Please re-label the 2005 columns of your statements to clarify that the amounts
       presented are for the period from inception (August 25, 2005) through December
       31, 2005.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867, or Donald Delaney at (202) 551-
3863, if you have questions regarding the accounting comments. Please contact Sean
Donahue at (202) 551-3579, or in his absence, Timothy Levenberg, Special Counsel, at
(202) 551-3707, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Dang
        D. Delaney
        T. Levenberg
        S. Donahue

        <u>VIA FACSIMILE</u>
        Clark R. Moore
        Corporate Counsel
        510-743-4262